SECURITIES  &  EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   1 )*
 NAME OF ISSUER:  LYONDELL CHEMICAL CO.
 TITLE OF CLASS OF SECURITIES:  LYONDELL CHEMICAL CO.

    UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
    COMMON STOCK
 CUSIP NO.  552078 10 7
 FEE BEING PAID:  NO
  (1) NAMES OF REPORTING PERSONS:  J.P. MORGAN & CO. INCORPORATED
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  13-2625764
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (A)
                                                         (B)
  (3) SEC USE ONLY
  (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
           (5) SOLE POWER TO VOTE:              8,211,080   SHARES
           (6) SHARED POWER TO VOTE:                    0   SHARES
           (7) SOLE POWER TO DISPOSE:          10,353,280   SHARES
           (8) SHARED POWER TO DISPOSE:                 0   SHARES
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                10,540,880  SHARES
  (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
  (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):    8.96%
  (12) TYPE OF REPORTING PERSON:  HC
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO:    1                                  DATE  DECEMBER 31,1999
FEE BEING PAID:  NO
ITEM 1  (A) NAME OF ISSUER:  LYONDELL CHEMICAL CO.
ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              1221 MCKINNEY STREET
                              SUITE 700
                              HOUSTON, TX    77010

ITEM 2  (A) NAME OF PERSON FILING: J.P.MORGAN & CO. INCORPORATED
ITEM 2  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                              60 WALL STREET
                              NEW YORK,N.Y. 10260
ITEM 2  (C) CITIZENSHIP UNITED STATES
ITEM 2  (D) TITLE OF CLASS OF SECURITIES:
            LYONDELL CHEMICAL COMPANY

                 UNLESS OTHERWISE NOTED, SECURITY BEING REPORTED IS A COMMON STOCK.
ITEM 2  (E) CUSIP NO:   552078 10 7
ITEM 3    TYPE OF PERSON:  (G) IF THIS STATEMENT IS FILED PURSUANT TO
                               RULE 13D-1 (c)
                               CHECK THIS BOX  (X)
ITEM 4  (A) AMOUNT BENEFICIALLY OWNED:    10,540,880  SHARES,
              INCLUDING      0 SHARES WHERE THERE IS A RIGHT TO ACQUIRE.
ITEM 4  (B) PERCENT OF CLASS:  8.96
ITEM 4  (C)     (I) SOLE POWER TO VOTE:             8,211,080  SHARES
               (II) SHARED POWER TO VOTE:                   0  SHARES
              (III) SOLE POWER TO DISPOSE:         10,353,280  SHARES
               (IV) SHARED POWER TO DISPOSE:                0  SHARES
ITEM 5    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:   NOT APPLICABLE
ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:


     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM,OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS
OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS UNLESS
SUCH PERSON IS IDENTIFIED BELOW.
ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
         MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(B) BANK
         J.P. MORGAN INVESTMENT MANAGEMENT, INC. - 3(E) INVESTMENT ADVISOR J.P. MORGAN FLORIDA FEDERAL SAVINGS BANK - 3(E) INVESTMENT ADVISOR MORGAN CAPITAL CORPORATION
         MORGAN BANK TOKYO

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           NOT APPLICABLE
ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP:  NOT APPLICABLE
ITEM 10 CERTIFICATION:
   BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND
 BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT
 HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS PARTICPANT IN ANY TRANSACTION HAVING THAT PURPOSE
 OR EFFECT.

                                        JAMES C.P. BERRY
                                        VICE PRESIDENT